SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2020

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsas y Mercados Argentinos on September 18, 2020.

By letter dated September 18, 2020 The Company informs that according to the Communication “A” 7106 (http://www.bcra.gov.ar/Pdfs/comytexord/A7106.pdf), issued by the Central Bank of the Argentine Republic which establishes, among other issues, that those who register scheduled capital maturities between 10.15.2020 and 03.31.2021 for issuance of publicly registered debt securities in the country denominated in foreign currency from private sector clients or from the entities themselves, must submit to the Central Bank a detail of a refinancing plan based on the following criteria: (a) that the net amount for which the exchange market will be accessed in the original terms will not exceed 40% of the amount of capital maturing in the period indicated above, and (b) that the rest of the capital should be, as a minimum, refinanced with a new external debt with an average life of 2 years; the Company is analyzing the impact of said provision in order to comply in due time and form with the requirements of the Central Bank, if applicable.

Likewise, as has been duly reported, on November 14 of this year, the Class XXIV Notes expires for a nominal value of USD 73,605,400 as well as other banking debt.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
September 18, 2020